SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13E-3

Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

OSE USA, INC.

(Name of Issuer)

OSE USA , INC.

ORIENT SEMICONDUCTOR ELECTRONICS, LTD.

OSE ACQUISITION CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457989101

(CUSIP Number)

Edmond Tseng

OSE USA, Inc.

2223 Old Oakland Road

San Jose, CA 95131-1402

Telephone (408) 383-0818

with copies to:

John W. Carr Esq.

Shapiro Buchman Provine Patton LLP

1333 N. California Boulevard, Suite 350

Walnut Creek, CA 94596

(925) 944-9700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$340,354.85	$40.06

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The filing fee is based on the product of (x) 56,725,808 outstanding shares of the Issuer’s common stock, $0.001 par value per share (which is the maximum number of shares to be converted in the public company merger into the right to receive cash); and (y) $0.006 (which is the cash payment per share to holders of the shares set forth in (x)). The filing fee of $40.06 was calculated by multiplying the resulting transaction value of $340,354.85 by 0.00011770 in accordance with the Commission’s Fee Rate Advisory #3 for Fiscal Year 2006.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

This Rule 13e–3 Transaction Statement on Schedule 13E–3 (this “Schedule 13E–3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): OSE USA, Inc. (“OSE”), Orient Semiconductor Electronics, Ltd. (“Orient”), and OSE Acquisition Corporation (“Merger Sub”).

Concurrently with the filing of this Schedule 13E–3, OSE is filing with the Commission preliminary copies of an Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the “Information Statement”), describing a proposed merger of OSE and Merger Sub (the “Merger”), which is a wholly-owned subsidiary of Orient.

The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E–3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Schedule 13E-3.

ii

Item 1.	Summary Term Sheet.

The information set forth in the Preliminary Information Statement under the caption “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. OSE USA, Inc. is the subject company. The address of its principal executive offices is 2223 Old Oakland Road, San Jose, California 95131 and its telephone number is (408) 383-0818.

(b) Securities. As of October 12, 2005, 56,725,808 shares of Common Stock were issued and outstanding.

(c) Trading Market and Price. The information set forth in the Preliminary Information Statement under the caption “Market Prices of Our Common Stock and Dividend Policy” is incorporated herein by reference.

(d) Dividends. The information set forth in the Preliminary Information Statement under the caption “Market Prices of Our Common Stock and Dividend Policy” is incorporated herein by reference.

(e) Prior Public Offerings. None of the Filing Persons has made an underwritten public offering of Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) Prior Stock Purchases. The information set forth in the Preliminary Information Statement under the caption “Other Information - Prior Transactions Between Orient and Our Company” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (b) OSE. OSE USA, Inc. is the subject company. The address of its principal executive offices is 2223 Old Oakland Road, San Jose, California 95131 and its telephone number is (408) 383-0818. The information concerning OSE set forth in the Preliminary Information Statement under the caption “Other Information -Background Information Concerning Our Executive Officers, Directors and Controlling Stockholder” is incorporated herein by reference.

(a) - (b) Orient. Orient Semiconductor Electronics, Ltd. is the parent and majority stockholder of OSE, and was incorporated as a company limited by shares under the provisions of the Company Law of the Republic of China (Taiwan) in June 1971. The address of its principal executive offices is 9 Central 3rd. St. N.E.P.Z., Kaohsiung, Taiwan and its telephone number is 011-886-07-361-3131. The information concerning Orient set forth in the Preliminary Information Statement under the caption “Other Information - Background Information Concerning Our Executive Officers, Directors and Controlling Stockholder” is incorporated herein by reference.

(a) - (b) OSE Acquisition Corporation ( “Merger Sub”). OSE Acquisition Corporation is a wholly-owned subsidiary of Orient, newly created for the purposes of the Merger. The address of its principal executive offices is 2223 Old Oakland Road, San Jose, California 95131 and its telephone number is (408) 383-0818. The information concerning Merger Sub set forth in the Preliminary Information Statement under the caption “Other Information -Background Information Concerning Our Executive Officers, Directors and Controlling Stockholder” is incorporated herein by reference.

(c) Business and Background of Natural Persons.

(1) Edmond Tseng, President, Chief Executive Officer, and Chairman of OSE and Merger Sub.

(2) Elton Li, Controller and Chief Accounting Officer of OSE and Merger Sub.

(3) Patrick Verderico, Director of OSE and Merger Sub and Consultant.

(4) Edward S. Duh, Director of OSE and Merger Sub; Director of Orient.

(5) Mitchell Shu Hung Kung, Director of Merger Sub.

(6) Eugene C.Y. Duh, Chairman and President of Orient.

(7) Yang Mei-Shou, Director of Orient

(8) Chang Chao Pin-Pin, Director of Orient

(9) Wang Chen Kuang-Fen, Director of Orient

(10) Liu Teng-Kun, Director of Orient

The principal business address of the first five natural persons listed above is 2223 Old Oakland Road, San Jose, CA 95131; the principal business address of the remaining natural persons is 9 Central 3rd. St. N.E.P.Z., Kaohsiung, Taiwan. Furthermore, the information set forth in the Preliminary Information Statement under the caption “Other Information - Background Information Concerning Our Executive Officers, Directors and Controlling Stockholder” is incorporated herein by reference. The first four natural persons listed are citizens of the United States; all others are citizens of Taiwan. None of the natural persons has been convicted in a criminal proceeding during the past five years; and none has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of Transaction.

(a)(1) Not applicable.

(a)(2) Material Terms. The information set forth in the Preliminary Information Statement under the captions “Summary” and “The Merger—Basic Terms” is incorporated herein by reference.

(b) Purchases. Not applicable.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Preliminary Information Statement under the caption “Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. No provision has been made by the Filing Persons in connection with the transactions contemplated by the Merger Agreement to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons. See information set forth in the Preliminary Information Statement under the caption “The Merger - No Provision for Unaffiliated Stockholders,” which is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Preliminary Information Statement under the caption “Other Information - Prior Transactions Between Orient and Our Company;” is incorporated herein by reference. None of the named natural persons has engaged in any transaction during the past two years with any other filing person, the aggregate value of which has exceeded $60,000, other than those related to their employment with OSE, which are described in the Preliminary Information Statement under the section “Interest of Certain Persons in the Merger – Security Ownership of Certain Beneficial Owners and Management.” This section is also incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Preliminary Information Statement under the section “Other Information - Prior Transactions Between Orient and Our Company;” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Preliminary Information Statement under the section “Other Information - Prior Transactions Between Orient and Our Company;” is incorporated herein by reference. None of the named natural persons has engaged in any negotiations during the past two years with OSE concerning any significant corporate events, other than those set forth in the Preliminary Information Statement.

(d) Conflicts of Interest. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Information Statement under the section “Other Information - Prior Transactions Between Orient and Our Company” is incorporated herein by reference. None of the named natural persons has any agreement with any other person with respect to the securities of OSE, other than those set forth in the Preliminary Information Statement.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The securities acquired in the Merger will be cancelled and retired.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Preliminary Information Statement under the caption “The Merger - Basic Terms” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) The information set forth in the Preliminary Information Statement under the caption “The Merger - Basic Terms” is incorporated herein by reference.

(8) The information set forth in the Preliminary Information Statement under the caption “The Merger - Basic Terms” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Preliminary Information Statement under the captions “The Merger – Approval of the Merger - Purpose of the Merger” and “The Merger - Reasons for the Merger” is incorporated herein by reference.

(b) Alternatives. There are no alternative means to achieve the purposes of the Merger. The information set forth in the Preliminary Information Statement under the caption “The Merger – Approval of the Merger - Alternatives Considered by the Board of Directors” is incorporated herein by reference.

(c) Reasons. The information set forth in the Preliminary Information Statement under the section “The Merger - Reasons for the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Preliminary Information Statement under the caption “The Merger - General Examples of Potential Effects of the Merger” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) Fairness. The information set forth in the Preliminary Information Statement under the captions “The Merger - Opinion of the Board’s Financial Advisor” and “The Merger – Analysis of the Board of Directors” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Preliminary Information Statement under the caption “The Merger - Factors Considered” is incorporated herein by reference.

(c) Approval of Security Holder. The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Preliminary Information Statement under the caption “The Merger – Factors Considered - Orient Will Approve the Merger Without a Vote by Unaffiliated Stockholders” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Preliminary Information Statement under the caption “The Merger - No Provision for Unaffiliated Stockholders” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Preliminary Information Statement under the caption “The Merger - Approval of the Merger by our Board of Directors and Stockholders” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the caption “The Merger - Opinion of the Board’s Financial Advisor” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Information Statement under the caption “The Merger - Opinion of the Board’s Financial Advisor” is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Preliminary Information Statement under the captions “The Merger - Opinion of the Board’s Financial Advisor” and “Appendix B” are incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Preliminary Information Statement under the caption “The Merger - Fees and Expenses; Source of Funds and Financial Effect of the Merger” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Preliminary Information Statement under the caption “The Merger - Fees and Expenses; Source of Funds and Financial Effect of the Merger” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Preliminary Information Statement under the caption “The Merger - Fees and Expenses; Source of Funds and Financial Effect of the Merger” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the Preliminary Information Statement under the caption “Other Information - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. None of the named natural persons has engaged in any transaction in OSE securities during the past 60 days,.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going–Private Transaction. Not applicable.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements.

(a)(1)-(2), (4) Financial Information. The information set forth in the Preliminary Information Statement in: (i) “Appendix D—Financial Statements,” including certain portions of the financial statements in the Company’s Annual Report on Form 10–K for the year ended December 31, 2004, and (ii) “Appendix E—Financial Statements,” including certain portions of the financial statements in the Company’s Quarterly Report on Form 10–Q for the interim period ended July 3, 2005, is incorporated herein by reference.

(a)(3) Not applicable.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the Preliminary Information Statement under the caption “The Merger - Fees and Expenses; Source of Funds and Financial Effect of Merger” is incorporated herein by reference.

Item 15.	Additional Information.

(b) The entire Preliminary Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(3)Preliminary Information Statement of OSE USA, Inc. on Schedule 14C, filed with the SEC on October 14, 2005 (incorporated herein by reference).

(b) Opinion of Financial Strategies Consulting Group, LLC, dated August 31, 2005, delivered to the OSE board of directors (incorporated herein by reference to Appendix B to the Preliminary Information Statement).

(d)(1) Stock Purchase Agreement dated April 29, 1999 by and between OSE and Orient. Incorporated by reference from the Company’s Current Report on Form 8-K filed May 7, 1999.

(2) Agreement for Purchase and Sale of Common Stock by and among OSE, OSE, Inc. and the shareholders of OSE, Inc. dated as of October 29, 1999. Incorporated by reference from the Company’s Current Report on Form 8-K filed November 15, 1999.

(3) Stock Purchase Agreement dated as of December 26, 2000, between the Company and Orient. Incorporated by reference from Schedule 13D filed by Orient on January 5, 2001.

(5) Loans Payable to Orient. The information set forth in Note 8 to the Company’s Unaudited Condensed Consolidated Financial Statements filed with the Company’s Quarterly Report on Form 10-Q for the period ended July 3, 2005, filed August 17, 2005, is incorporated by reference.

(f) The information set forth in the Preliminary Information Statement under the caption “Appraisal Rights” is incorporated herein by reference.

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSE USA, INC.

By:	/s/ EDMOND TSENG
Edmond Tseng, President and Chief Executive Officer

October 14, 2005 (Date)

ORIENT SEMICONDUCTOR ELECTRONICS, LTD.

By:	/s/ EUGENE C.Y. DUH
Eugene C. Y. Duh, Chairman and President

October 14, 2005 (Date)

OSE ACQUISITION CORPORATION

By:	/s/ EDMOND TSENG
Edmond Tseng, President

October 14, 2005 (Date)